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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549













                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

                    UNDER THE INVESTMENT COMPANY ACT OF 1940







                  WARBURG, PINCUS LONG-SHORT EQUITY FUND, INC.
                  ____________________________________________

                            Exact Name of Registrant



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                            NOTIFICATION OF ELECTION







         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.





                                    SIGNATURE





         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 30th day of October, 1998.





                     Signature:   WARBURG, PINCUS LONG-SHORT EQUITY
                                  FUND, INC.

                                  (Name of Registrant)

                                   By: /s/Eugene Grace
                                       _______________________________
                                   Name:  Eugene Grace
                                   Title: Vice President and Secretary



Attest: /s/Janna Manes_________
Name:   Janna Manes
Title:  Assistant Secretary











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